SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 14D-9
(RULE 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT UNDER
SECTION 14(D)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

ADAMS RESPIRATORY THERAPEUTICS, INC.

(Name of Subject Company)
ADAMS RESPIRATORY THERAPEUTICS, INC.

(Name of Person(s) Filing Statement)
Common Stock, par value $0.01 per share

(Title of Class of Securities)
00635P107

(CUSIP Number of Class of Securities)
Walter E. Riehemann
Executive Vice President, General Counsel, Chief Compliance Officer and Secretary
4 Mill Ridge Lane, Chester, New Jersey 07930
(908) 879-1400

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Person(s) Filing Statement)
With copies to:
J. Vaughan Curtis
Alston & Bird LLP
1201 West Peachtree Street
Atlanta, Georgia 30309
(404) 881-7000

☒ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

The Merger Agreement, dated December 10, 2007, by and among Adams Respiratory Therapeutics, Inc. (the “Company”), Reckitt Benckiser Group plc and Twickenham Inc. was filed on December 10, 2007 as Exhibit 2.1 to the Company’s Current Report on Form 8-K and is incorporated herein by reference.
Important Information
This Current Report on Form 8-K is neither an offer to purchase nor a solicitation of an offer to sell securities. The tender offer for the outstanding shares of Adams Respiratory Therapeutics, Inc. common stock has not commenced. At the time the offer is commenced, an indirect, wholly owned subsidiary of Reckitt Benckiser Group plc will file a tender offer statement on Schedule TO with the Securities and Exchange Commission and Adams will file a solicitation/ recommendation statement on Schedule 14D-9 with respect to the offer. The tender offer statement (including an offer to purchase, a related letter of transmittal and other offer documents) and the solicitation/recommendation statement will contain important information that should be read carefully before any decision is made with respect to the tender offer. Those materials will be made available to Adams’ security holders at no expense to them. In addition, all of those materials (and all other offer documents filed with the SEC) will be available at no charge on the SEC’s website at www.sec.gov.